UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

Restatement of 2023 Audited Financial Statements Resulting From Internal Review and Accounting Reclassification

On July 29, 2024, the management of VinFast Auto Ltd. (the “Company”) and the Company’s board of directors and audit committee concluded that the Company’s previously-issued (i) consolidated financial statements as of and for the year ended December 31, 2023 prepared in conformity with accounting principles generally accepted in the United States of America, and associated report of Ernst & Young Vietnam Limited (“Ernst & Young Vietnam”), the Company’s independent registered public accounting firm, (ii) unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2024, and (iii) press releases, earnings releases, and investor communications describing the Company’s financial performance for the year and period then ended, should no longer be relied upon because the Company expects to restate the aforementioned financial statements and financial information for the relevant reporting periods due to the following accounting errors that the Company has identified:

1.	The sale of 454 EVs and 2,192 e-scooters to its affiliate, GSM Green and Smart Mobility Joint Stock Company (“GSM”) were invoiced in fiscal year 2023. However, a regular internal review by the Company identified that the dispatching of these EVs and e-scooters for delivery began in early 2024, and therefore these sales should not have been recognized as revenue in 2023. Accordingly, the Company’s revenue for fiscal year 2023 was overstated by approximately $17.2 million.

2.	The Company sold 205 EVs to an unrelated third party in Vietnam in 2023 and recognized revenue from those sales for fiscal year 2023. A regular internal review by the Company has identified that a majority of these EVs were returned to the Company in February 2024 for a software update and re-delivered to customers between April and June 2024. Under these circumstances and the delivery terms of the Company’s sales agreements, revenue for these sales should not have been recorded in fiscal year 2023 because risk and control of these EVs had not been fully transferred to the customers as of December 31, 2023. Accordingly, the Company’s revenue for fiscal year 2023 was overstated by approximately $10.5 million.

Out of the approximate $27.7 million of overstated revenue due to the accounting errors described above, approximately $15.7 million is expected to be recognized in the first quarter of 2024 with substantially all of the remaining amount expected to be recognized in the remainder of 2024.

Because the forthcoming restatement will require the Company to make adjustments to revenue-related cut-off items, the Company also intends to record an additional adjustment to revenue for an immaterial and unrecorded audit difference that it is aware of. In June 2023, the Company announced an additional goodwill after-sales policy that provides eligible customers with cash or service vouchers if their vehicles experience a technical issue that requires servicing. The Company recognized expenses in relation to vehicles sold prior to effectiveness of this policy in selling and distribution costs in fiscal year 2023 rather than as a reduction to revenue. As the after-sales expenses policy is tied to previously recognized revenue and current customer agreements, the support provided qualifies as "Consideration payable to a customer" and should have been recorded as a reduction to revenue during fiscal year 2023. Accordingly, the Company will reclassify approximately $6.1 million from selling and distribution costs to a reduction to revenue. There will be no impact to net loss for the fiscal year 2023 arising from this reclassification.

Due to the foregoing factors, the Company’s revenue, selling and distribution costs and net loss for fiscal year 2023 were overstated by approximately $33.9 million (approximately 2.8% of its previously reported total revenue), $6.1 million, and $1.8 million, respectively.

The Company intends to restate its consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2023. The Company also intends to restate its unaudited condensed consolidated financial statements for the first quarter of fiscal year 2024 after its ongoing internal review has concluded. The Company is also conducting an internal review of its consolidated financial statements as of and for the year ended December 31, 2023 prepared in accordance with the provisions of the Singapore Companies Act 1967 and Financial Reporting Standards in Singapore. The above-described adjustments are based on management’s current estimates and will be finalized in the forthcoming restatement.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Form 6-K with Ernst & Young Vietnam.

The Company has engaged Ernst & Young Vietnam to conduct an AS 4105 review of its interim financial information as of and for the period ended June 30, 2024. The Company expects to announce its results for the second quarter of fiscal year 2024 by mid-September 2024, promptly after the review has concluded.

Unless otherwise noted, all translations from VND to U.S. dollars in this report are made at a rate of VND23,866 to $1.00, which represents the central exchange rate quoted by The State Bank of Vietnam Operations Centre as of December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: July 29, 2024	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director